EXHIBIT 99.28

MATERIAL CHANGE REPORT

FORM 51-102F3

National Instrument 51-102

This is a Material Change Report Under Section 7.1 of National Instrument 51-102.

ITEM 1:              NAME AND ADDRESS OF COMPANY

Fortuna Silver Mines Inc.
355 Burrard Street, Suite 840
Vancouver, BC  V6C 2G8

ITEM 2:              DATE OF MATERIAL CHANGE

April 12, 2010

ITEM 3:              NEWS RELEASE

April 12, 2010, via CNW.

ITEM 4:              SUMMARY OF MATERIAL CHANGE

The Company reports its production figures for first quarter 2010.

ITEM 5:              FULL DESCRIPTION OF MATERIAL CHANGE

First Quarter Highlights

•	Record silver production of 479,821 ounces; 30% increase over Q1 2009
•	Zinc production of 6,868,811 pounds; 1% decrease over Q1 2009
•	Lead production of 5,920,140 pounds; 1.5% increase over Q1 2009
•	Copper production of 295,854 pounds; 213% increase over Q4 2009

Q1 2010 record silver production is due to to improved grades in production stopes with respect to the mine plan and contribution of development material from the new high grade discovery made in the upper levels of the Caylloma vein.  Exploration drilling of this discovery is ongoing concurrent with stope preparation for production.  The Company is prioritizing the definition of resources in this new area to incorporate them into the mine plan this year. This is the first full quarter of commercial operation for the copper circuit with a production of 295,854 pounds of Cu in concentrate.

Operating Highlights

	Q1 - 2010	Q4 – 2009	Q1 - 2009

Processed ore (t)	101,503	97,989	91,449

Head grade
Ag (g/t)	167.23	165.05	147.81
Zn (%)	3.44	3.42	3.83
Pb (%)	2.87	3.14	3.11
Cu (%)	0.25	0.24	0.23

Recovery(%)
Ag (1)	88	86	85
Zn	89	89	90
Pb	92	93	93
Cu	53	--	--

Metal produced
Ag (oz) (2)	479,821	449,449	367,986
Zn (lb)	6,868,811	6,597,229	6,948,967
Pb (lb)	5,920,140	6,322,356	5,831,316
Cu (lb)	295,854	94,227	--

(1)           Ag recovery in Pb and Cu concentrate
(2)           Ag production in Pb and Cu concentrate

A NI 43 – 101 Technical Report dated August 11, 2009 on Reserves and Resources for the Caylloma Mine is available on the Company’s website at www.fortunasilver.com.

Qualified Person

Mr. Miroslav Kalinaj, P. Geo., is the Company’s Qualified Person as defined by National Instrument 43-101 and is responsible for the accuracy of the technical information in this material change report.

ITEM 6:              RELIANCE OF SUBSECTION 7.1(2) of NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:              OMITTED INFORMATION

Not applicable.

ITEM 8:              EXECUTIVE OFFICER

Jorge Ganoza Durant, President & CEO
Telephone: 604-484-4085

ITEM 9:              DATE OF REPORT

April 12, 2010